Mail Stop 3561

December 29, 2006

By Facsimile and U.S. Mail

António Luís Guerra Nunes Mexia
Chief Executive Officer
EDP - Energias de Portugal
Praca Marques de Pombal, 12
Lisbon, Portugal 1250-162

> **Re: EDP - Energias de Portugal**
> **Form 20-F for the year ended December 31, 2005**
> **Filed July 14, 2006**
> **File No. 1-14648**

Dear Mr. Mexia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 99

1. Please note the requirement to disclose in a separately captioned section any off balance sheet arrangements that the company may have which would affect its financial condition. Please see the instructions to Item 5.E of Form 20-F.

Revenue Recognition, page 105

2. Please explain to us and prospectively disclose the amount of unbilled receivables. To the extent there is a material change in unbilled revenues from 2004 to 2005 year end periods, then please explain such change to us.

Results of Operations, page 107

3. You disclose that in 2005, you concluded the restructuring of your subsidiary in Brazil, Energias do Brasil, by launching an initial public offering in July 2005, which reduced your shareholding in the company to 62.4%. Please explain how the IPO impacted your basis in the subsidiary. In this regard, please explain if you realized a gain or loss on sale. Note that under US GAAP a company can make the election to account for the gain or loss as an equity transaction or to bring such amount to income, although such election must be consistently applied, and disclosed accordingly. If you recorded a gain, then please ensure that there are no conditions present which could impact your ability to realize the gain. Please see SAB Topic 5H and revise future disclosure.

Tabular Disclosure of Contractual Obligations, page 118

4. Prospectively, include contractual interest payments with respect to your long-term debt in the contractual obligations table. Also, please explain if your disclosure could be enhanced by the inclusion of contractual settlements associated with your derivative contracts.

Item 15. Controls and Procedures, page 162

5. We note your disclosure that your chief executive officer and chief financial officer, concluded that your Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by your Company in reports that you files under the Exchange Act is recorded, processed, summarized and reported as when required. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Notes to the Financial Statements, page F-7

6. Paragraph 14 of IAS no. 1 indicates that an entity whose financial statements comply with IFRSs shall make an *explicit and unreserved* statement of such compliance in the notes. Financial statements shall not be described as complying with IFRSs unless they comply with all the requirements of IFRSs. Explain if

you are in compliance with *all* requirements, or discuss the specific reasons for the omission of the statement.

Note 14 – Income Tax Expense, page F-22

7. Please tell us why you have only provided a reconciliation between the statutory rate of taxation and the actual rate of taxation for the most recent period only and not for the prior period.

Note 16 – Intangible assets and Goodwill, page F-25

8. We note that you provide a schedule reconciling movements in intangible assets and goodwill for only the most recent period. Please tell us why you have not provided these disclosures for the prior period. See paragraph 118(e) of IAS 38 and paragraph 75 of IFRS 3.

9. We note that there was a €30 million impairment of intangible assets in 2005. In future filings, please ensure that you provide the disclosures required by paragraph 130 of IAS 36. We understand that this particular impairment was relatively minor to your overall operating results. However, it appears that some disclosure would be appropriate.

Note 17. Subsidiary Companies, page F-28

10. Please explain to us your consideration of Regulation S-X Rule 3-09 in regards to your investment in REN.

11. Please tell us why you do not consolidate Iberenergia, S.A.

Note 38 – Derivative Financial Instruments, page F-51

12. We note that you have recorded significant losses associated with derivatives held for trading. We also note your disclosures concerning losses related to hedging of risks associated with the value of the CMEC. Please provide disclosures required by paragraphs 31 and 32 of IFRS 7 with respect to your derivatives held for trading. It is not clear from your disclosures how the CMEC functions, why you would obtain a derivative for the CMEC and why there would be a significant impact on the income statement related to a derivative that is supposed to minimize risk associated with the CMEC.

Note 48. Reconciliation to accounting principles generally accepted in the United States of America, page F-64

C) Power Purchase Agreements, page F-64

13. Please explain to us why the early termination agreements did not necessitate the need to reevaluate the power contracts under SFAS no. 13. Please be detailed in your response. In substance, the provisions of the lease were changed irrespective of the contingency to develop a spot market.

Proportionate Consolidation, page F-77

14. Please note that the financial information presented in Note 17 regarding certain entities which are proportionally consolidated does not meet the requirements of Item 17(c)2(vii) of Form 20-F. In this regard, the disclosure should be sufficient to construct a US GAAP classified balance sheet which includes current and non-current assets and liabilities. Furthermore, cash flow information resulting from operating, financing, and investing activities should be presented. Please revise future filings accordingly.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3999 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant